

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

August 2, 2010

Mr. Greg Henslee
Chief Executive Officer and Co-President
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, Missouri 65802

      **Re:**    **O'Reilly Automotive, Inc.**
               **Form 10-K for the Fiscal Year Ended December 31, 2009**
               **Filed February 26, 2010**
               **Definitive Proxy Statement on Schedule 14A**
               **Filed March 19, 2010**
               **File No. 000-21318**

Dear Mr. Henslee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director